United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-38668	CUSIP Number 524706108
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2018
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Legacy Reserves Inc.
Full Name of Registrant
N/A
Former Name if Applicable
303 W. Wall Street Suite 1800
Address of Principal Executive Office (Street and Number)
Midland, Texas 79701
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Legacy Reserves Inc., a Delaware corporation (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”). The Company has directed a considerable amount of time and effort towards pursuing potential strategic alternatives and extending the maturity of the Company’s revolving credit facility, and has not been able to fully obtain and compile the information required to complete its financial statements and related disclosure to be included in the 2018 Form 10-K. As a result, the Company is unable to file, without unreasonable effort or expense, the 2018 Form 10-K on or prior to the prescribed filing date. The Company expects to file the 2018 Form 10-K no later than the fifteenth calendar day following the prescribed due date.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

James Daniel Westcott	432	689-5200
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Subject to the completion of the Company’s annual financial statements for inclusion in the 2018 Form 10-K and the audit thereof by the Company’s independent registered public accounting firm, the Company expects the results of its operations for its fiscal year ended December 31, 2018 to reflect significant changes in results of operations from the results of its operations for the Company’s fiscal year ended December 31, 2017.

  The Company expects to report total revenues of $554.9 million for the fiscal year ended December 31, 2018, compared to total revenues of $436.3 million for the fiscal year ended December 31, 2017. The increase in total revenues was primarily due to a combination of increased oil production and increased realized oil prices as well as increased natural gas liquids production, partially offset by decreased natural gas production and realized prices for natural gas.

  The Company expects to report net income of $43.8 million for the year ended December 31, 2018, compared to a net loss of $53.9 million for the year ended December 31, 2017. The increase in net income was primarily due to a combination of increased oil production and increased realized oil prices and recording gains on extinguishment of debt, partially offset by increased oil and natural gas production expenses, increased general and administrative expenses, increased depreciation, amortization and accretion expense, increased impairment expense and increased interest expense.

  Cautionary Note to Investors Regarding Forward-Looking Statements

  This Notification of Late Filing on Form 12b-25 includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding that the Company expects to file its Annual Report on Form 10-K on or before the fifteenth calendar day following its prescribed due date, the evaluation of financial, transactional, and other strategic alternatives, expected future growth and dividends of the Company, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this Notification of Late Filing on Form 12b-25 that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, are forward-looking statements. Words such as "anticipates," "expects," "intends," "plans," "targets," "projects," "believes," "seeks," "schedules," "estimated," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the control of the Company, which could cause results to differ materially from those expected by management of the Company. Such risks and uncertainties include, but are not limited to, whether the Company will be able to file its Annual Report on Form 10-K within that time period; the structure and timing of any financial, transactional or other strategic alternative and whether any such financial, transaction or other strategic alternative will be completed; whether the Company will be able to receive an extension to the maturity date of its revolving credit facility; realized oil and natural gas prices; production volumes, lease operating expenses, general and administrative costs and finding and development costs; future operating results; and the factors set forth under the heading "Risk Factors" in the Company’s and Legacy Reserves LP's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. Unless legally required, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Legacy Reserves Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-18-2019	By /s/	James Daniel Westcott	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).